Exhibit 99.21

Yashili International Holdings Ltd

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 1230)

LIST OF DIRECTORS AND THEIR ROLE AND FUNCTION

The members of the board of Directors (“Board”) of Yashili International Holdings Ltd are set out below:

Non-Executive Directors

Ms. Sun Yiping (Chairman)

Mr. Chang Herman Hsiu-Guo

Mr. Ding Sheng

Mr. Wu Jingshui

Mr. Zhang Chi

Executive Directors

Mr. Li Dongming

Mr. Zhang Lidian

Mr. Zhang Likun

Mr. Zhang Liming

Mr. Zhang Libo

Mr. Zhang Yanpeng

Independent Non-executive Directors

Mr. Yu Shimao

Mr. Chen Yongquan

Mr. Samuel King On Wong

Mr. Liu Jinting

There are three Board committees. The table below provides the membership information of these committees on which each Board member serves.

Notes:

C	Chairman of the relevant Board committees

M	Member of the relevant Board committees

Hong Kong, 24 July 2013